EXHIBIT NO. 2
                                  -------------

                              Andrew A. Weiderhorn
                       c/o Fog Cutter Capital Group, Inc.
                            1410 SW Jefferson Street
                             Portland, Oregon 97201



                                                                  April 30, 2004


VIA FACSIMILE: (510) 614-5566 AND
ELECTRONIC MAIL

Mr. Clarence B. Coleman
C/O CCKX, Inc.
2401 Merced Street
San Leandro, California  94577

Re:      Agreement - 100,000 Shares of FCCG
         ----------------------------------

Dear Bud:

         You hereby agree to retain ownership of 100,000 shares (the "Retained Shares") of your existing shares of the common stock of Fog Cutter Capital Group Inc. (the "Company") until at least March 1, 2005; provided, however that you may make transfers of the Retained Shares by gift to your spouse or lineal descendants, to any trust for your benefit or the benefit of your spouse and/or lineal descendants, or to your personal representative upon your death for purposes of administration of your estate; provided further that any such transferee shall, prior to such transfer, consent in writing to be bound by this agreement. Your remaining shares of the Company net of (excluding) the Retained Shares can be sold at any time by you.

         You may put Retained Shares to me individually on any business day in March 2005, for a sale by you and purchase by me at a price of $5.40 per share in cash. You agree to give me written notice of your intention to exercise this put option at least 30-days prior to the closing date which shall be specified in the notice (which shall not occur prior to March 1, 2005, nor later than March 31, 2005) of the put of the Retained Shares, to the address indicated on this letter and by fax to 503-553-7464 with copy to R. Scott Stevenson at Fog Cutter Capital Group at 1410 SW Jefferson Street, Portland, Oregon 97201. Upon your exercise of the put, I will be required to consummate the purchase of the number of Retained Shares set forth in your notice to me, by delivery to you of immediately available funds equal to $5.40 per share on the closing date set forth in the notice.

         You will continue to be the beneficial owner of the Retained Shares until such times as they are put to me or sold by you in your discretion. This agreement will expire on March 2, 2005, unless you have delivered the written notice of your intention to exercise the put on or prior to March 1, 2005. On or after March 2, 2005, you may sell the Retained Shares referred to above or keep them as you decide in your sole and absolute discretion, if you have not exercised your put option as discussed.

         You agree that this agreement may be assigned by me to Fog Cutter Capital Group, Inc. at any time.

                                                   Very truly yours,


                                                   /s/ Andrew A. Wiederhorn
                                                   ------------------------
                                                   Andrew A. Wiederhorn


Agreed and Accepted:


/s/ C.B. Coleman
--------------------
C.B. Coleman